Filed by M3-Brigade Acquisition V Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: M3-Brigade Acquisition V Corp.

Commission File No. 001-42171

Subject Company: ReserveOne, Inc.

Subject Company: ReserveOne Holdings, Inc.

Date: September 29, 2025

As previously disclosed, on July 7, 2025, M3-Brigade Acquisition V Corp. (“M3-Brigade”), ReserveOne, Inc. a Delaware corporation (“ReserveOne” or the “Company”), ReserveOne Holdings, Inc., wholly-owned subsidiary of ReserveOne (“Pubco”), R1 SPAC Merger Sub, Inc., a wholly-owned subsidiary of Pubco and R1 Company Merger Sub, Inc., a wholly-owned subsidiary of Pubco, entered into a Business Combination Agreement (the “Business Combination Agreement”).

On September 28, 2025, ReserveOne made the below communication on its LinkedIn and X accounts.

On September 27, 2025, Sebastian Bea, President and Chief Investment Officer of ReserveOne, made the below communications on his LinkedIn and X accounts.

Sebastian Pedro Bea, OLY (SPBUSA.ETH)
@sebastianbea

Ethereum unstaking is currently stuck in a traffic jam. While this isn't a huge red flag, it can negatively impact your liquidity.

With every type of blockchain there are inherent risks.

At ReserveOne, we identify and seek to mitigate those risks through diversification and constant vigilance in the market.

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9:00 AM · Sep 27, 2025 · **102** Views

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On September 27, 2025, Sebastian Bea, President and Chief Investment Officer of ReserveOne posted a video on his LinkedIn and X accounts. The transcript is below.

Sebastian Bea: You can unstake your ETH – it’s just…it’s a lot like getting around Midtown Manhattan in the middle of the day. You just need to plan ahead. What are we talking about? That’s right – if you look at Ethereum’s exit queue to get out of staking, it’s blown out to an all-time high recently, and was actually over 40 days not that long ago. So that meant that if you today decided to unstake your ETH, it would take you 40 days to do it, and then you could sell your ETH if you wanted to. Not a great outcome if those who just recently staked wanted to have liquidity, because they are going to have to wait a bit. This is the nature of an emerging technology. And this technology is also still working to improve itself. There is actually a proposal that’s referred to as EIP 7922 to allow for more dynamism in the unstaking process. We would expect this current dynamic to perhaps drive more focus on EIP 7922. What does this mean from an investor perspective? Well, this reminds us that there is only one free lunch in the markets, which is diversification. So, this dynamic with Ethereum…if you had all your assets in Ethereum and you wanted to unstake all your assets today, well, this would be a rough environment for you. But if this is just one of a number of high-conviction investments that you have, then your exposure to this idiosyncratic event would be a lot lower.

On September 23, 2025, Sebastian Bea, President and Chief Investment Officer of ReserveOne, conducted an interview at a webinar with Merkle Science and an extract of the transcript is below.

Sebastian Bea: Sure. Well hey everybody, I’m Sebastian Bea. I’m the President CIO of ReserveOne, which is a company that is expected to go public this year via a business combination with a SPAC known as M3-Brigade Acquisition V Corp. That was announced back on July 7th and the expectation is that we’ll go public with approximately $1 billion of capital in Q4 of this year on Nasdaq. Our ticker will be RONE, assuming we are declared effective by the SEC. My background is in institutional markets and institutional asset management. I’ve spent over 20 years of my career doing that. The first 12 of that was at CSFB or Credit Suisse First Boston, dating myself. That started in May of 2001 in Manhattan. And then I was off to BlackRock in 2012. Most of the time spent there with the institutional equity business known as Systematic Active Equities. So if you’re into factors and quant stuff, that’s one of the original quant managers in the world. And then I did my entrepreneurial tour of duty over at One River, which was a fantastic experience, where we created One River Digital and that was sold to Coinbase to create Coinbase Asset Management, where I was for the last two and a half years. And that business is doing well and well on its way to success. But it was time for me to do something a little entrepreneurial yet again. And here I am at ReserveOne as the President CIO with our CEO Jaime Leverton. So, really great to be here, excited to be part of this webinar. And great to see old friend Chris Perkins and new friend Mriganka.

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Host: Yeah, thanks for flagging that out, Chris, especially the factors to look at while summarizing or evaluating a DAT. So in terms of the underlying asset or cryptocurrency, how can companies evaluate what cryptocurrencies they should use for the DAT? What are your opinions about DeFi, lending, staking all being part of the digital asset treasury strategy at this moment?

Sebastian Bea: There’s a couple questions in there. I think first on asset selection. Look, we are very unique in what we are seeking to build here versus the rest of the industry. I think that there’s a phrase in England — “horses for courses.” I think both of these things can possibly work, but people have to make a determination. Now the only free lunch in markets is diversification. And that’s the path that we have chosen. In the case of ReserveOne and the business and portfolio we intend to have. What almost everyone else has done something else — they’ve decided to feature on a singular asset. That has a lot of merit and I’ll go into that right now. It does actually connect to your comment about DeFi. You need to be able to scale up on your particular asset and get the most out of that asset in its ecosystem. We intend to seek that in our own business but in general people are selecting say Ethereum or Solana, or the flavor of the day is now Avalanche. A deal most recently was being done on that chain. And the idea here is basically at a high level you have to believe deeply in the particular asset if you’re going to go single asset DAT. And one thing that I think founders need to think about is you’re building a business on a singular asset on a singular ecosystem. And that firm that you have built on that singular asset on that singular ecosystem is exposed to all the volatility, risk and upside that comes from the token and the associated blockchain. And so that is a big decision. Another decision is who’s already doing it. I think Chris’s contention that integration between the DAT and the foundation is pretty interesting and the ecosystem. So I think what’s important is to really be cognizant of what you’re building and why. We have a goal that we’re trying to solve for. We have an investor we’re trying to solve for in the business that we’re building with a diversified book of crypto assets owned in a free float market cap manner. That’s our intention and we intend to lean into yield and we have the ability to do venture. We’re very unique and different as constructed and intended, versus what else is out there. So I think what we’re looking to build makes sense from our perspective based on the investors we’re trying to serve. Also the diversification that we have in our business — meaning we’re exposed to multiple tokens — is a different factor than what an individual DAT may have to deal with. So if an individual DAT is built on Solana and Solana goes down and it goes down for a protracted period of time, Solana will be under pressure and that firm will have to deal with the potential that their token has been cut down in price. So there are specific things you have to really think about, not only about the risk of being on one particular community and chain and token, and then the integration that comes with that, which is very positive. So there’s a lot of push and pull here. Chris, you might have some better ideas.

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Sebastian Bea: So, I would say we’re in a very different place today than we were even a year ago. With the GENIUS Act, you now have a stablecoin framework in place in the U.S. for the first time. That’s significant. And if the CLARITY Act becomes law — and it’s looking more bipartisan than I expected — then you’ll have Congress itself saying, “tokens are commodities.” And if that’s the case, most DATs are going to fall under the CFTC. Specifically, they’ll need to register as commodity pool operators. That’s a big change, but it’s not necessarily bad. For us at ReserveOne, given my background and our team’s background, that’s an environment we know how to operate in. It adds legitimacy. The challenge will be for single-asset DATs if their token gets ruled a security. Then you’re suddenly under SEC oversight, different disclosure, different capital treatment. That could break some models. But broadly speaking, we’re moving toward clarity, and clarity is what institutions have been waiting for.

Participants in the Solicitation

Each of M3-Brigade, ReserveOne, Pubco and their respective directors, executive officers and certain other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from M3-Brigade’s shareholders in connection with the Proposed Business Combination. Information regarding the persons who may be considered participants in the solicitation of proxies in connection with the Proposed Business Combination, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant materials when they are filed with the SEC. Information regarding the directors and executive officers of M3-Brigade is set forth in (i) Part III, Item 10. Directors, Executive Officers and Corporate Governance of M3-Brigade’s Annual Report on Form 10-K and (ii) M3-Brigade’s Current Reports on Form 8-K filed with the SEC on May 27, 2025 and June 18, 2025. Information regarding the identity of all potential participants, and their direct and indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant materials filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements herein may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties.

Examples of forward-looking statements include, but are not limited to, statements with respect to the Proposed Business Combination. Such statements include expectations, hopes, beliefs, intentions, plans, prospects, financial results of strategies regarding the Company, Pubco, the Proposed Business Combination and statements regarding the anticipated benefits and timing of the completion of the Proposed Business Combination, the price and volatility of cryptocurrencies, the growing prominence of cryptocurrencies, the macro and political conditions surrounding cryptocurrencies, plans and use of proceeds, objectives of management for future operations of the Company and Pubco, expected operating costs of Pubco, the Company and its subsidiaries, the upside potential and opportunity for investors, the Company’s plan for value creation and strategic advantages, market site and growth opportunities, regulatory conditions, competitive position and the interest of other corporations in similar business strategies, technological and market trends, future financial condition and performance and expected financial impacts of the Proposed Business Combination, the satisfaction of closing conditions to the Proposed Business Combination and the level of redemptions of M3-Brigade’s public shareholders, and the Company’s and Pubco’s expectations, intentions, strategies, assumptions or beliefs about future events, results at operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are based on assumptions as of the time they are made and are subject to risks, uncertainties and other factors that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions, include, but are not limited to:

●	the risk related to ReserveOne’s lack of operating history as an early stage company, and the information included on this report discusses a business plan that ReserveOne expects to implement upon consummation of the Proposed Business Combination;

●	risks related to ReserveOne’s anticipated business strategy;

●	the risk that the Proposed Business Combination may not be completed in a timely manner or at all;

●	the failure by the Parties to satisfy the conditions to the consummation of the Proposed Business Combination, including the approval of M3-Brigade’s shareholders;

●	the failure to realize the anticipated benefits of the Proposed Business Combination;

●	the limitations on our investments in certain tokens and allocations to yield generation and venture activities under securities laws;

●	the outcome of any potential legal proceedings that may be instituted against Pubco, ReserveOne, M3-Brigade or others following announcement of the Proposed Business Combination;

●	the level of redemptions of M3-Brigade’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A ordinary shares of M3-Brigade or the shares of Class A common stock of Pubco;

●	the failure of Pubco to obtain or maintain the listing of its securities on any stock exchange on which the Class A common stock of Pubco will be listed after closing of the Proposed Business Combination;

●	costs related to the Proposed Business Combination and as a result of Pubco becoming a public company;

●	changes in business, market, financial, political and regulatory conditions;

●	risks relating to ReserveOne’s anticipated operations and business, including the highly volatile nature of the price of cryptocurrencies; risks related to increased competition in the industries in which ReserveOne will operate;

●	risks relating to significant legal, commercial, regulatory and technical uncertainty regarding cryptocurrencies; risks related to the treatment of cryptocurrency and other digital assets for U.S. and federal, state, local and non-U.S. tax purposes;

●	risks that after consummation of the Proposed Business Combination, ReserveOne experiences difficulties managing its growth and expanding operations;

●	challenges in implementing the business plan, due to lack of an operating history, operational challenges, significant competition and regulation;

●	being considered to be a “shell company” by any stock exchange or by the SEC; and

●	those risk factors discussed in documents of M3-Brigade or Pubco filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section in the final prospectus of M3-Brigade dated as of July 31, 2024 and filed by M3-Brigade with the SEC on August 2, 2024, M3-Brigade’s Quarterly Reports on Form 10-Q, M3-Brigade’s Annual Report on Form 10-K and the registration statement on Form S-4 and proxy statement/prospectus that will be filed by Pubco and M3-Brigade, and other documents filed or to be filed by M3-Brigade and Pubco from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that neither ReserveOne, Pubco or M3-Brigade presently know or currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the Parties or any of their representatives assumes any obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of the Parties or any of their representatives gives any assurance that any of ReserveOne, Pubco or M3-Brigade will achieve its expectations. The inclusion of any statement in this Report does not constitute an admission by ReserveOne, Pubco, M3 Brigade or any other person that the events or circumstances described in such statement are material.

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